Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces 162 million tonnes of lateritic nickel resources in Indonesia
28 May 2008
Rio Tinto strengthens its presence in Indonesia with the reporting of a 162 million tonne lateritic nickel Resource at its Sulawesi Nickel Project, along with substantial potential to outline further mineralisation through additional exploration.
The Chief executive of Rio Tinto Copper, Bret Clayton said, “Sulawesi Nickel has been confirmed as a tier one opportunity for our Group. Today’s announcement shows a substantial resource and we believe that there is significant potential to find further resources through our exploration efforts. This project will provide an attractive entry for Rio Tinto into a new metal and in ten years’ time, Rio Tinto could rank among the top ten nickel producers globally.”
Project and Deposit Description
The laterite deposits are located approximately 40km from the east coast of the island of Sulawesi, straddling the border of Central and South East Sulawesi provinces.
Location map:
The deposit was discovered in 2000, as part of a regional reconnaissance programme following the issuing of an Approval in Principle by the Indonesian Government in 1999 to negotiate the Contract of Work. Rio Tinto Indonesia is pursuing full mining tenure and Contract of Work mineral title and is in the final rounds of Government negotiations. Once negotiations are completed the Contract of Work will be submitted to the Indonesian parliament for review.
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The geology is a typical tropical lateritic nickel deposit containing both limonite and saprolite material types, developed over ultramafic rock units. The area is part of a larger mineralised province containing other lateritic nickel resources such as Soroako (Vale) and Bahodopi (Vale). The area of mapped lateritic nickel profiles within Rio Tinto’s leases is about 84 km2 within two main clusters, approximately 30 km apart.
Approximately two thirds of the Southern target area has been drill tested to Inferred Resource level, using diamond core drilling on a 1km grid, with targeted 100m space drilling to confirm continuity. The diamond core drill rig penetrated both the limonite and saprolite horizons through to bedrock. A total of 46 diamond core holes have been used to support the Inferred Resource estimate.
Future Direction
Order of magnitude studies have been progressed to determine the most appropriate mining, processing and engineering approaches.
Shallow open cut mining is the typical mining method for similar deposits, and studies have indicated a typical excavator and truck mining method would be suitable for the Sulawesi deposits. The tropical lateritic nickel deposits in this region tend to have better grades and better metallurgy than the typical arid style deposits found in Australia.
Laboratory metallurgical testwork by Rio Tinto suggests that the Sulawesi deposit can be economically extracted using conventional and commercial high pressure acid leaching techniques. Initial batch test work and process engineering design indicates process nickel recoveries could be around 90 per cent and 88 per cent for cobalt.
The Sulawesi Nickel Project is in the final stages of an Order of Magnitude Study. A base case production of 46ktpa Nickel is envisaged commencing by 2015, with potential to support future expansion beyond 100ktpa. Potential transport routes and infrastructure sites have also been investigated.
Mineral Resources
The ground covered in the Resource described in this release at Sulawesi has sufficient confidence level to be classified as (JORC) ‘Inferred Resource’. The Inferred Resource consented for release comprises;
Sulawesi Nickel Inferred Resource

South Limonite:	111Mt @ 1.41% Ni and 0.10%Co
South Saprolite:	51Mt @ 2.10% Ni and 0.04% Co

Total Resource	162Mt @ 1.62% Ni and 0.08%Co
(Cut-off grades: Limonite = 1%Ni, Saprolite = 1.6%Ni)
Exploration Results
Preliminary data indicates additional targeted mineralisation on the property, yet to be fully delineated, which is of a similar size and quality to the identified Resources. However, it is uncertain if further exploration will result in the determination of Mineral Resources in respect of this targeted mineralisation.
CP Statement
The information in this report that relates to Mineral Resources is based on information compiled by Daniel Guibal who is a member of the Australasian Institute of Mining and Metallurgy. Daniel Guibal is a full-time employee of SRK Consulting and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Daniel Guibal consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

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The information in this report that relates to Exploration Results is based on information compiled by Nola Hackman who is a member of the Australasian Institute of Mining and Metallurgy together with Mark Hartley. Nola Hackman was a full-time employee of Rio Tinto and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Mark Hartley is a full time employee of Rio Tinto and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to assist a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Nola Hackman and Mark Hartley consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.
As required by the Australian Securities Exchange, the information presented here contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed
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with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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